October 27, 2023

Thomas Jones

Office of Manufacturing

Re:	Avvenire Electric Vehicle International Corp.
Form 1-A
Filed September 13, 2023
File No. 024-12330

Mr. Jones:

Please see below for responses to the Division’s letter dated October 11, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement on Form 1-A, filed October 27, 2023 (“Amendment”), as further herein detailed.

General

1. Please supplementally provide us with a detailed legal analysis of whether the crypto asset you are creating is a security pursuant to Section 2(a)(1) the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis please address not only the instruments themselves but also your role in the operation of the blockchain and creation of the instruments.

Please note that the company does not intend to pursue crypto mining or nebula nor does it plan to do any development on the blockchain due to a lack of interest from consumers. It does not intend to otherwise hold digital assets or accept digital assets as payment for Units or products. We have removed all references to the foregoing within the Amendment.

2. Please revise throughout to describe in greater detail your current and future activities, products and/or services involving crypto assets, as applicable. As examples only, we note the following disclosures:

●	On page 17, your second risk factor discloses that “[t]here are cyber security risks related to cryptocurrency trading;”
●	On page 18, your first risk factor references the “value of any cryptocurrencies the Company holds or expects to acquire for its own account…,” and your second risk factor states that cryptocurrency exchanges may be subject to fraud and failures; and
●	On page 31, your disclosure appears to reference future income generating activities tied to “cryptocurrency revenue streams.”

Please also clarify whether you intend to mine crypto assets (e.g., solely for your benefit or otherwise), accept crypto assets as payment (e.g., as consideration for your Units or otherwise), hold crypto assets for your account or the account of others, lend or stake crypto assets, or otherwise transact in crypto assets. Also please include risk factor disclosure associated with the above. We may have additional comments after reviewing your revised disclosures.

Please see our response above to question 1.

3. Please revise your filing, where appropriate, to address the following points:

●	Please describe your policies and procedures, if any, for analyzing whether a particular crypto asset that you intend to mine, hold or transact in is a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
●	Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets and (ii) the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.

Please see our response above to question 1.

4. Please revise to discuss whether you intend to hold the crypto assets that you receive for investment or convert them into fiat currency immediately upon receipt or soon thereafter. If you intend to hold them for investment, please also address:

●	the average period between receipt of your crypto assets and the subsequent conversion into fiat currency;
●	any risks to your liquidity caused by volatility in cryptocurrency pricing; and
●	the risk that you may become subject to registration under the Investment Company Act and the impact thereof on your business.

Please see our response above to question 1.

5. Please ensure that the disclosure in your offering circular is consistent with the material outside of your offering circular. For example, please revise your disclosure to address the following:

●	You refer to several persons under the caption “Meet the Team” in the “Investors” section of your website. However, you disclose on page 33 that you have one employee; and
●	You refer to various perks under the caption “Perks for Investing” in the “Investors” section of your website. However, you do not mention any perks in your offering circular.

The Amendment has been updated to disclose that the “team” referenced on the website have been hired as consultants/independent contractors and are not employees of the company. Further, reference to “perks” has been removed from the website, as there are no perks offered in the Regulation A offering. The company has otherwise updated its website to be consistent with the Amendment.

Cover Page

6. Please ensure that you include the website of the company on the cover page. In this regard, we note the reference to a website of a different entity on the cover page.

Please see the Amendment for corrected disclosure.

7. Please revise the disclosure on the cover page to clarify that the units are being offered on a best-efforts basis.

Please see the cover page of the Amendment for clarification.

8. Please revise to clarify each security being offered under this offering statement. If you do not intend to include each component of the units or the shares of common stock underlying the warrants, please tell us why you do not believe you are required to do so.

Please see Note 1 to the table on the cover page of the Amendment for clarity that the company is offering only the shares of common stock and Warrants comprising the Units and not the underlying shares issuable upon exercise of the Warrants. In order for investors to be able to exercise their Warrants, the company must include such underlying shares in an offering under Tier 2 of Regulation A promulgated under the Securities Act or are otherwise registered with the SEC, which it is not obligated to do.

The underlying shares have not been included in the Amendment in reliance on Rule 251, which states “if convertible securities or warrants are being offered and such securities are convertible, exercisable, or exchangeable within one year of the offering statement’s qualification or at the discretion of the issuer, the underlying securities must also be qualified and the aggregate offering price must include the actual or maximum estimated conversion, exercise, or exchange price of such securities.” Because the company’s Warrants are not exercisable within one year from qualification or at the discretion of the company, the shares underlying the warrants do not qualify under the foregoing sentence and are not required to be qualified or included in the aggregate offering price. However, the company does recognize that the issuance of the underlying shares will require registration under the Securities Act or exemption therefrom, which is why the exercise of the Warrants is prohibited in the absence of such registration or exemption.

The Offering

9. We note the disclosure on page 5 that a prospective investor must go to your website and complete a subscription agreement. Considering that investors are directed to your website to subscribe to your offering, revise your website to refer to an investment in your company at a price per security and minimum investment amount which is consistent with the type of security, price and minimum investment amount disclosed on the cover page. In this regard, we note that landing page for your website states: “Avvenire is currently taking investments from accredited investors only” and includes a minimum investment and a share price that is not consistent with the information included in your offering statement.

The website has been updated to be consistent with the Regulation A offering.

10. If and when your website solicits investments in your Form 1-A offering, please include the legends required by Rules 251(d) and 255 of Regulation A, along with an active link to your offering circular.

Such disclaimers and links have been included at the footer of the investor tab of the website.

Risk Factors

11. Please expand your risk factor disclosure to address the following:

●	To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition;
●	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations;
●	Please expand your disclosure in the second risk factor on page 18 to describe any material risks related to: (i) safeguarding your, your affiliates’, or your customers’ crypto assets; and (ii) your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective; and
●	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets. Additionally, noting your disclosure on page 31 regarding your “agreements with service partners…through 200 dealers worldwide” and plans to generate sales in “North America and other international jurisdictions,” please disclose the material risks related to unauthorized or impermissible customer access to your crypto asset products and services, if any, outside of United States. Describe the potential impact to your business of administrative sanctions, including fines, or legal claims based upon the laws of such other jurisdictions.

Please see the company’s response to comment 1, which make to above disclosures moot.

12. We note that by signing your Subscription Agreement, the parties are giving up their rights to a jury trial. Please revise your disclosure to address the following:

●	Include a description of the provision in the Risk Factors section of the offering circular;
●	Clearly state whether or not this provision applies to claims under federal securities laws. Also, state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder;
●	Highlight the material risks related to the provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you; and
●	Clarify whether the provision applies to purchasers in secondary transactions.

Please see the Amendment for an added risk factor titled “By purchasing Units in this offering, you are bound by the provision contained in our subscription agreement which provides for a waiver of rights to a jury trial which limits your ability to have a jury decide the factual merits of your claim.”

13. Please clarify how much time that Mr. Baiocchi will devote to your business and how his participation with other entities could create a conflict of interest.

Please see the Amendment for an added risk factor entitled “Our management may participate in other business ventures, which could create a conflict of interest for such management.”

14. We note your disclosure that your CEO and his affiliates beneficially own a majority of your shares. Please revise to clearly state the beneficial ownership amount of your CEO and indicate whether any of the other entities disclosed in the table on page 37 are intended to be included in this discussion.

The Company has requested confidential treatment of the redacted information in accordance with the above comment.

15. Please clarify the reference in the last sentence on page 17 to “TCM Coins Series Preferred Stock.

This risk factor has been deleted from the Amendment due to the company’s response to comment 1.

Dilution

16. As this is a best-efforts offering with no minimum investment required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75% and 100%).

Please see the Amendment for the requested analysis.

Plan of Distribution

17. We note your disclosure regarding rolling closings and that you reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing, what rights subscribers may have after remitting payment prior to a closing, and whether you may terminate the offering without ever having a closing. Given these offering features please also provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Please note that the above referenced disclosures relating to rolling closings and termination of the offering were based directly on previous discussions with members of the Division regarding how to disclose the timing of rolling closings. In such discussions, the members of the Division indicated that they did not want to legislate through review as to what would or would not constitute a delayed offering based on days between closings and indicated that so long as such closings were held “promptly,” that the Division would not consider such rolling closings as a delayed offering. One Division member indicated that she would personally consider closings in excess of every 30 days to possibly constitute a delayed offering.

In any case, the Company intends to hold closings regularly pursuant to a schedule set by the company and broker of record, but in no case longer than every 30 days. No subscriber of shares would have any rights of a shareholder of the company until a closing following its subscription occurs.

We have revised the disclosures to state that the Company may terminate the offering only after it has conducted a closing, which it would anticipate doing only in limited circumstance such as if the Company found alternate financing on better terms, it could not afford to continue the offering or if its business plans changed.

Under Rule 251(d)(3)(i)(F) of Regulation A, “continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to… securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date…” Here, the offering of securities will commence within 2 calendar days from the qualification date, with sales to be closed promptly thereafter. Further, the securities are being offered in an amount that the company reasonably expects to be sold within two years. The company is not raising capital now for expenses or acquisitions it has planned for the future, but rather is raising capital to be immediately deployed.

The fact that closing will be held on a rolling basis does not make the offering a delayed offering, as any offering conducted over 2-3 years would require multiple closings in order to not constitute a delayed offering. Further, the fact that a minimal amount of time elapses between each closing for administrative purposes does not change the nature of the offering, which is to offer securities on a continuous basis and regularly close on subscriptions in order to immediately deploy funds. In addition, the fact that the company may terminate the offering does not make the offering a delayed offering, as the rules do not contemplate that in order to offer securities on a continuous basis, an issuer must hold open the offering for the full allotted offering period or until all securities are sold, no matter the circumstance.

Accordingly, the company is not offering its shares on a delayed basis and meets the requirements for a continuous offering under Rule 251.

Please see throughout the Amendment for the requested updates to disclosures.

18. We note your disclosure in the second risk factor on page 6 that “[i]nvestors in this offering may at some point have the option of paying for their investment with… cryptocurrencies.” Please expand your disclosure here, and clarify your risk factor disclosure accordingly, to provide a complete description of the process for purchasing your securities with crypto assets. Without limitation, your disclosure should address:

●	Which crypto assets will you accept as consideration for investing in this offering;
●	How you will value the crypto assets initially and on an ongoing basis;
●	How you will determine the amount of Units to which a purchaser will be entitled and at what point will the number of Units be determined;
●	Who will bear the risk of a downturn in price of the crypto asset between the time it is delivered to the company and the time that the company determines the amount of Units to be issued;
●	How you will hold and secure the crypto assets that you receive from investors between the time the payment is received and closing of the sale; and

In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using crypto assets. If rejected subscriptions are paid for using crypto assets, how you will determine the amount of the refund if the value of the relevant crypto asset has changed.

The company will not accept crypto or digital assets as payment for the Units. The risk factor has been appropriately updated in the Amendment.

Description of Business

19. Please discuss the steps you must take to launch your products to address the billion dollar markets disclosed on page 32 and elsewhere in your document. Also, disclose any material hurdles before you are able to address the markets.

Please see “Description of Business – Market Information” in the Amendment.

20. We note that for each of the products described beginning on page 26, you state that they are currently being offered. We note further your disclosure that your products have estimated completion dates in 2024. Please revise to clarify that each product is not yet available and disclose when each product is expected to be available.

Please see “Description of Business – Business Operations” of the Amendment where we have clarified that products will be available but are not yet available and have provided expected dates of availability to consumers.

21. Please revise to more clearly explain how the mining activities of your customers purchasing the Avvenire Spiritus will function, including, without limitation:

●	The specific blockchain network(s) whose transactions your customers will be able to verify and the type of consensus mechanism that the blockchain uses;
●	The mining inputs included in the vehicle, the hash rate, and energy consumption attributable to mining;
●	How your customers will earn crypto asset rewards through such activities and/or monetize the same;
●	How the Avvenire Nebula Cryptocurrency Mining and Wallet will operate, including the material terms of any custody arrangements for the crypto assets to be held by you (i.e., any crypto assets you earn through mining, receive as payment or otherwise acquire) or your customers purchasing the Avvenire Spiritus, and any agreements you will have with individual wallet holders; and
●	How any other related contractual agreements will be structured and the parties involved.

Please see our response to comment 1, which makes the above disclosures moot.

22. We note your disclosure that the company is “working on creating a blockchain and cryptocurrency that will be accessible through certain of its vehicles…” Please revise to address the following points:

●	Provide a plain-English definition of blockchain;
●	Describe the material features of the blockchain you are creating and discuss any functional differences between it and other popular blockchains (e.g., Ethereum);
●	Provide a detailed explanation of how your vehicles will utilize blockchain technology; and
●	Describe the material features of the crypto asset you are creating. Also please discuss how such crypto asset will interact with the blockchain you are creating and your vehicles.

Please see our response to comment 1, which makes the above disclosures moot.

23. We note your disclosure that you have obtained pre-orders. Please revise to state how many pre-orders you have received and through how many dealers. Please also describe the material terms of the pre-orders such as whether a down payment was made and whether such payment is refundable.

The Amendment has been updated to disclose that we have received 1280 retail pre-orders with deposits of $100 each. All but 30 of such pre-orders ($3,000) are non-refundable.

Security Ownership of Management and Certain Securityholders

24. Please explain how the percentages were calculated in the table on page 36. For example, it appears that Global Eudamonic Capital’s beneficial ownership is more than 4.5%.

Please see the revised table in the Amendment for correction to the listed percentages.

Experts

25. We note your disclosure that your financial statements included in the offering circular have been audited by Assurance Dimensions. Based on the audit report on page F-2, the financial statements were audited by Abdi Sheikh-Ali, CPA, PLLC. Please revise this section accordingly.

Please see the Amendment for corrected disclosure.

Financial Statement

26. Please have your auditors address the following in its audit report:

●	the heading of the auditor’s report should be consistent with Illustration 1 of AU-C Section 700;
●	specify the date of inception that the financial statements comprise;
●	the second sentence of the second paragraph in the Auditor’s Responsibilities for the Audit of the Financial Statements section should be consistent with Illustration 1 of AU-C Section 700;
●	the heading of the going concern section should comply with AU-C Section 570.24 and state that the auditor’s opinion is not modified with respect to the matter; and
●	the auditor’s report should state the auditor is required to be independent in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission pursuant Article 2 of Regulation S-X, if true. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A and FRM 4130.3

Please see the Amendment for an updated auditor’s report.

27. We note your disclosure that the executed purchase and sale agreement states $4,541,584 sales price would be due from the Company on or before December 15, 2023. Please fix the inconsistency as the disclosures on pages 19 and 26 state you have until June 30, 2024 to pay the purchase price.

Please see the notes to the financial statements in the Amendment where the due date has been updated to June 30, 2024.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC